EXHIBIT 1.01

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONFLICT MINERALS REPORT
Year End December 31, 2019

Introduction

This report covers the period of January 1, 2019 through December 31, 2019 and has been prepared pursuant to Rule 13p-1 (17CFR 240.13p-1) (the Rule) under the Securities and Exchange Act of 1934. The Rule imposes certain reporting requirements on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) that originated in the Democratic Republic of the Congo or an adjoining country.

American Axle & Manufacturing Holdings, Inc. and its subsidiaries (collectively, the “Company” or “AAM”) is a leading global Tier 1 automotive supplier. We design, engineer and manufacture driveline and metal forming technologies that are making the next generation of vehicles smarter, lighter, safer, and more efficient. Headquartered in Detroit, AAM has over 20,000 associates operating in nearly 80 facilities in 17 countries to support our customers on global and regional platforms with a focus on quality, operational excellence and technology leadership. The AAM products that principally use 3TG generally include printed circuit boards and the components that go on those boards. Our business and products are more fully described in our public web site (https://www.aam.com/what-we-do/our-products).

This report relates to the process undertaken by AAM with respect to its products that were manufactured or contracted to be manufactured during calendar year 2019 that may contain conflict minerals. The automotive industry supply chain is a high volume, complex and interdependent undertaking. As a result, we rely on our direct suppliers to provide us with information about the source of 3TG contained in their products and their downstream supplier products. The successful launch and continued manufacturing of a vehicle takes massive coordination and several years of planning. Many, if not most, of the products sold by AAM are highly engineered mechanical devices subject to extreme tolerances and operating conditions. Changes to the direct material supply base are only conducted by a Tier 1 supplier after extensive research and qualification of the sub-supplier and detailed compliance with the vehicle manufacturer’s production part approval process.

On April 6, 2017 AAM closed the acquisition of Metaldyne Performance Group Inc. (“MPG”), a highly-decentralized company. MPG had over 50 facilities, with several facilities having stand-alone ERP systems (13 different systems, with 55 different instances). Consolidating the MPG supplier base into the existing AAM ERP system is a multi-year undertaking that has had substantial progress but is still ongoing. In order to accelerate this consolidation, a third-party was hired to combine and enhance the MPG and AAM supplier lists. That effort has resulted in a successful integration of the legacy MPG and AAM supplier data for consolidation into the AAM CMRT.

Reasonable Country of Origin Inquiry

Step 1: Management System

A.	Conflict Mineral Policy

•	AAM’s Conflict Minerals Policy (Policy) can be found on AAM’s public website at https://www.aam.com/suppliers/doing-business-with-aam/conflict-minerals.

◦
The Policy states AAM will comply with the disclosure and reporting requirements of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as the rules of the SEC promulgated under such Act.

◦	The Policy also requires AAM’s suppliers to engage in due diligence of their supply chain to understand and report the content of their parts supplied to AAM.

◦	The Policy is guided in part by AAM’s cultural values, in particular, integrity and “The Power of Doing What is Right.” AAM intends to make sourcing decisions consistent with our cultural values.

B.	Internal Management Structure

•	Cross Functional Team

◦	A cross functional team including representatives from Global Procurement, Engineering, Finance, Legal, and Sales has supported supply chain due diligence.

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The purpose of the cross functional team is to ensure availability of resources necessary to support AAM’s supply chain due diligence process and meet the regulatory requirements applicable to AAM. The team monitors execution and effectiveness of AAM’s process and collaborates to promote compliance.

•	Senior Leadership or Executive Level Awareness

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AAM’s Vice President, General Counsel & Secretary and CCO leads and oversees the team and provides periodic program updates to other senior management and to the Audit Committee and Board of Directors. These briefings include a summary of the information collected during the previous calendar year and actual and potential risks identified in the supply chain risk assessment.

C.	Controls and Transparency Over The Mineral Supply Chain

•
The Organization for Economic Co-operation and Development (“OECD”) developed Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Third Edition 2016 (the

“OECD Guidelines”). The OECD Guidelines encourage participation in industry-driven programs to establish a system of controls and transparency over the mineral supply chain which includes either a chain of custody or a traceability system.

o	AAM is engaged and actively participates in the Original Equipment Suppliers Association (OESA). The OESA has provided forums for a focus group on conflict minerals and AAM has been a participant.

o
AAM also uses the iPoint Conflict Minerals Platform (iPCMP) which is promoted by the Automotive Industry Action Group (AIAG), an organization comprised of membership from original equipment manufacturers and suppliers. This industry-driven group contributes financially to the Responsible Minerals Initiative (RMI) which supports the certification of smelters and refiners to be validated as conflict free. AAM became a full member of the AIAG in 2014. Certification through the RMI validates chain of custody and/or traceability of the minerals from the mine to the smelter. This is the primary methodology for a downstream supplier like AAM to engage with and have potential influence on the upstream supply base (smelters/refiners). AAM participates in four sub-committees of the AIAG.

o	AAM became a direct member of RMI on April 6, 2020.

o
AAM retained iPoint Data Management Services to collect, manage, aggregate and report conflict mineral data from suppliers for 2019. These services have enhanced consistency in data reporting across our suppliers and the application of standards consistent with other Tier 1 automotive parts suppliers.

◦	AAM adopted the Conflict Minerals Reporting Template (CMRT) Rev. 5.12 for 2019 supplier reporting.

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AAM added conflict minerals specific questions to its Supplier Entry Form in January 2015 in an attempt to gather relevant information at the time a prospective supplier becomes a direct material supplier to AAM.

◦	Existing suppliers are rated by AAM based on the quality of their completion of the CMRT and this rating is used in assessing the supplier for qualification for future business with AAM.

◦	AAM requested suppliers submit their AAM Supplier Number along with their CMRT for sorting the reliability of the supplier information provided.

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A contractual condition of doing business with AAM requires each supplier to represent to AAM that neither it nor any of its subcontractors, vendors, agents or other associated third parties will utilize child, slave, prisoner or any other form of forced or involuntary labor, or engage in abusive employment or corrupt business practices. At AAM’s request, the supplier must certify in writing its compliance with these standards. This contractual requirement is broad enough to allow AAM to resource for violations of AAM’s Conflict Minerals Policy.

D.	Company Engagement With Supplier

•	AAM established a supplier portal to strengthen AAM’s engagement with suppliers.

◦	The supplier portal is available at https://www.aam.com/suppliers

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The supplier portal provides compliance guidance and other conflict mineral specific documents (i.e. Policy, supplier response documentation, AAM expectation of supplier compliance, and general communication).

◦	AAM conducted its annual Supplier Day in the US on June 26, 2019 during which the importance of timely and thorough compliance with due diligence requests was emphasized once again to suppliers.

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The retention of iPoint Data Management Services has brought additional resources to the data collection task and improved the amount and quality of the communication between AAM and its suppliers during the data collection process.

E.	Grievance Mechanism

•
The conflictminerals@aam.com mailbox is a mechanism available for any interested stakeholder to communicate their concerns/grievances regarding AAM’s conflict minerals process. Each supplier contacted is advised of the existence of this mailbox as a point of contact for questions or concerns. Other stakeholders are made aware of this mailbox as a result of previous CMR filings.

Step 2 Identify and Assess Risks

A.	Identification of Suppliers and Point of Contact

•	AAM has identified each of its direct material suppliers to whom payments were made in 2019. There were 1131 direct material suppliers identified with 729 being in-scope.

•
Suppliers whose 2019 annual spend was less than $10,000 totaled 159 and were considered “out of scope”. AAM determined that suppliers with such a low annual spend figure are a lower priority and available resources were placed instead on trying to achieve improved compliance from our more substantial direct material suppliers.

•	AAM intercompany direct material suppliers were removed from the population as any material supplied to AAM would be purchased from the in-scope direct material suppliers already in the data base.

•
Indirect, prototype, consignment, paper, plastic, and certain outside processing suppliers such as heat treating or machining were flagged as “out-of-scope” and removed from the population. AAM is confident that these out-of-scope suppliers did not use 3TG in products or material provided to AAM.

•	Suppliers were requested to identify individual(s) responsible for providing conflict mineral information from their company.

•
In-scope direct material suppliers were also sent a letter indicating that AAM would be utilizing iPoint throughout the entire process of collecting, reviewing, and processing all of AAM’s conflict minerals suppliers’ CMRTs.

•
In-scope direct material suppliers were sent an initial supplier request letter and AAM’s 2019 Supplier Conflict Minerals Reporting Requirements from conflictminerals@aam.com. The reporting requirements were posted to https://www.aam.com/suppliers/doing-business-with-aam/conflict-minerals in 2019. In-scope suppliers were also sent a separate, system-generated request to create a free iPoint account and respond to AAM’s request directly through the system.

•	Non-responsive suppliers received follow-up written requests from AAM in the form of reminders and past due notices both by way of email and through iPoint.

▪	The reminders were sent out every 2 weeks prior to January 2020.

▪	Beginning in January 2020, the past due notices were sent out on a weekly basis.

•
In an attempt to determine where conflict minerals originated, AAM’s Reasonable Country of Origin Inquiry was made using an industry standard conflict minerals reporting template commonly referred to as the CMRT (an initiative of the Responsible Business Alliance® (RBA®) and The Global e-Sustainability Initiative (GeSi)). The CMRT was developed to provide a consistent means of reporting and to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The CMRT includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

•
After receipt of iPoint’s consolidated CMRT for AAM, the AAM Conflict Minerals Team then performed a final review, further eliminating any duplicate records and ensuring the final smelter count was free of duplicates. The final CMRT does have certain smelters listed more than once, and that is because they are providing more than one metal of the 3TG and/or they have mines in multiple locations.

B.    Assessment of Risk

•	AAM utilized the services of iPoint in reviewing all the suppliers’ submissions.

•	All emailed CMRTs were manually loaded by iPoint into their system to enable the automated review.

•
iPoint automated review was conducted with the knowledge of the AIAG Guide for Responding to the Conflict Minerals Reporting Template (Version 4.2 – December 2016) (the Guide). The iPoint system review AAM used was based on the following criteria:

▪	AAM did not accept any CMRT prior to revision 5.12.

▪	AAM required suppliers to provide a comment on how they determined that they use, or do not use, 3TG.

▪
The iPoint system incorporated a series of red flags. Red flags are a series of criteria conditions that if the supplier did not meet any or all of the conditions, then their CMRT was rejected and additional information was requested from the supplier. Suppliers were advised of a response due date of October 31, 2019. The cut-off date for all data collection for 2019 was March 30, 2020 to assure the inclusion of data provided by late responders.

▪
If questions arose regarding supplier submission or their CMRT was rejected through iPoint, AAM had further communication with the supplier for clarification and understanding of their submission. Communication was by way of email or through the iPoint system.

•	Of all the suppliers that have provided completed CMRTs to AAM, 62% of accepted responses indicate they have a conflict mineral policy in place.

C. Results

▪
Every direct material supplier as described in Step 2A was contacted. Based on the review standards, AAM accepted 62% of in-scope supplier responses representing 91% of the AAM in-scope annual spend for 2019. To date, AAM has determined that 141 of the 311 responses received from a supply base of 729 in-scope direct material suppliers are from suppliers that have purchased materials containing 3TG originating in the covered countries. Another 96 suppliers indicated that the origin of purchased materials containing 3TG was unknown.

▪
Throughout the data collection process, supplier responses were screened against pre-determined Red Flags. Any CMRT or iPCMP submission that failed any of the Red Flags would immediately be slated for a manual review by iPoint. Upon iPoint’s manual review, they would either accept, reject, or submit to AAM for further review prior to disposition. Depending on the Red Flag(s) that triggered the need for manual review, iPoint, and potentially AAM would then communicate with the impacted Supplier and work through their CMRT or iPCMP to then decide whether to finally accept the original submission or request that they provide a new submission.

Due Diligence

AAM began its due diligence when the first review of the submission by each individual in-scope direct material supplier was completed. The due diligence process conducted by AAM aligns with the OECD Guidelines.

Step 3: Responding to Identified Risks

•	AAM responded to risks identified in the supplier responses as provided in the CMRT such as:

◦	Requested further information from suppliers that did not provide a completed CMRT or provided a CMRT with contradictory 3TG information.

o	Required CMRT version 5.12 or higher.

◦	Confirmed the accuracy of identified smelters from suppliers that acknowledge supply 3TG.

o	Utilized iPCMP to locate the supplier on the RMI or RBA list and determine if certified as “conflict free.”

Step 4: Independent Third Party Audit of Due Diligence

•	AAM does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.

•
AAM utilizes information from the Responsible Minerals Assurance Process (“RMAP”) to conclude whether the smelter is in conformance with the OECD Guidance and therefore certified conflict free. AAM supports the RMI through our membership and through our participation in the AIAG.

Smelter / Refiner Disclosures

Step 5: Report on Supply Chain Due Diligence

•	Results
268 unique smelter names were identified by AAM’s suppliers. Of these, 263 (98%) are listed as conformant. Five (1.8%) are listed as active having committed to undergoing a RMAP assessment. AAM did not accept supplier CMRTs with unknown smelters.

It should also be noted that responses from our suppliers have been provided on a company-wide basis and not specific to a particular product, and therefore, we are unable to determine with specificity the smelters within our supply chain. Subject to this limitation, the list of smelters reported to AAM is attached to the AAM CMRT.

Risk Mitigation / Future Due Diligence

The due diligence process conducted by AAM aligns with the OECD Guidelines. Efforts will be made to determine the mine or location of origin with the greatest specificity possible given the limitations inherent in the supplier reporting system. There will be continued use of the review criteria applicable to all CMRTs submitted. We will continue our membership in the AIAG and RMI and utilize updated CMRT forms as they become available. AAM will continue its use of

iPoint Data Management Systems to collect, manage, aggregate and report conflict minerals data from suppliers. These services enhance the consistency in data reporting across suppliers and apply standards consistent with other Tier 1 automotive parts suppliers. Additional effort will be made in 2020 to:

•	escalate the frequency and intensity of our responses to instances of incomplete or missing CMRTs, and

•	assure that all supplier contact information for conflict mineral compliance purposes is accurate and complete so as to allow AAM to achieve continuous improvement in our measurable results. The completion of the AAM ERP system consolidation will promote the ease of data collection and improve confidence in the due diligence results. AAM also joined the AIAG Responsible Materials Work Group in early 2020 to allow AAM to contribute to the success of the goals of the group and to assure our ability to remain knowledgeable of new developments in conflict minerals compliance and risk mitigation efforts.